Exhibit 99.2

NWT URANIUM CORP.

Management’s Discussion and Analysis
For the nine months period ended September 30, 2009

GENERAL

This Management Discussion and Analysis (“MD&A”) of the financial results of NWT Uranium Corp. (formerly Northwestern Mineral Ventures Inc.) (“NWT”) and its subsidiaries (collectively, the “Company”) for the third quarter ended September 30, 2009 should be read in conjunction with the audited consolidated financial statements of NWT and the notes thereto for the year ended December 31, 2008. This discussion covers the most recently completed third quarter ended September 30, 2009 and the subsequent period to November 25, 2009.

The audited consolidated financial statements of NWT and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These documents, along with others published by the Company, are available on SEDAR at www.sedar.com. All dollar amounts are stated in Canadian dollars unless otherwise noted.

The Company is in the process of investigating properties for acquisition in order to explore mineral resources and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts for potential properties for acquisition and related deferred expenditures are dependent on the ability of the Company to obtain necessary financing to complete the exploration and development of the properties and upon future profitable production or proceeds from the disposition of such properties.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results and performance of the Company to be materially different from those expressed or implied by such forward-looking statements. Readers are advised to consider such forward-looking statements while considering the risks set forth later in this MD&A.

The Company assumes no obligation to publicly release any revision to any forward-looking statements contained in this MD&A, except as required by law.

DESCRIPTION OF THE BUSINESS

NWT was incorporated under the laws of the Province of Ontario, Canada by articles of incorporation on September 26, 2003 and NWT’s outstanding common shares became publicly listed on March 19, 2004 on the TSX Venture Exchange under the symbol “NWT”. Subsequently, the outstanding common shares of the company were listed on the OTCBB under the symbol “NWURF” and on the Frankfurt Exchange.

NWT is an exploration stage company, currently focusing on uranium bearing mineral properties (“Uranium” or “U3O8”) and other mineral properties. The Company also has interests in several other publicly traded junior mining companies through which it has exposure to several prospective properties. The properties are at the exploratory stage and thus non-producing and consequently do not generate operating income or cash flow from operations at this time. The Company is dependent on additional equity or debt capital or divestitures to finance its activities.

The Company’s near term goal is to raise its global portfolio of mining property assets by continuing to locate prospective properties in Vietnam in order to acquire new properties for exploration.

In the longer term, NWT is seeking out properties which could contain significant value for shareholders. These prospective properties are located all across the globe including South America, Asia, and Africa. Acquiring properties involves either direct acquisition of exploration rights from governments, earn-in option agreements, or interests in other companies.

Upon completion of due diligence and technical review by advisors and management, the company will submit proposal to the government and legislated bodies in charge of issuing permits to obtain licenses with respect to required work commitments. The time periods involved with this activity vary with each jurisdiction.

NWT may also enter into Joint Venture agreements for properties in order to distribute risk amongst multiple companies, or to gain the expertise of companies.

Upon potential completion of a successful work, the property may go towards the next step to prepare for production. The process generally involves new mining permits, as well as significant funds.

GENERAL UPDATE

The Company intends, by leveraging current relationships, particularly with Chroma International which allows for the facilitation of obtaining rights to uranium and gold exploration properties in Vietnam, to raise its portfolio of prospective properties, beginning in Asia. The Company is currently considering a number of promising properties located in Vietnam, and is hopeful that it will locate and obtain exploration rights to a number of prospective properties in the near future.

During this quarter, NWT has made progress in Vietnam. After studying numerous properties, NWT has successfully managed to narrow down its selection to a few properties the Company deems valuable. While finalizing specific properties NWT would like to acquire licenses for, NWT continues to negotiate with high level government officials as well as government mining ministry officials on NWT’s involvement in Vietnam to build value in the country, that goes beyond exploration and the future extraction of just a few properties. The management team has met with Vietnamese officials as well as a delegation lead by the chairman of the Vietnam Atomic Energy Commission and continues its discussion of NWT’s future involvement.

The Company, after negotiating several extensions to its option agreement with Seafield Resources, allowed the option to lapse during this quarter as it felt that spending upwards of $2 million on exploration activities through 2009 was not justified in the current economic climate.

The Company did not complete sufficient exploration expenditures on the property to maintain the option agreement. As a result, the Company has written off the mineral property and deferred exploration costs during the period ended September 30, 2009. There were no other conditions to terminate the agreement.

In July, 2009, Azimut Exploration Inc. (“Azimut Exploration”) completed the issuance of a total of 1,800,000 common shares to the Company in exchange for the termination of the option agreements previously granted by Azimut to NWT in respect of the North Rae and Daniel Lake properties located in the Ungava Bay region, Nunavik, Quebec.

Azimut Exploration developed a work program for the North Rae and Daniel Lake property for the summer 2009 work season, with some preliminary results due soon. Management believes further exploration through drilling and testing selected targets is warranted and Azimut is developing an extensive work program for summer 2010. (See note (a) to Subsequent Events below).

During the third quarter of 2009, NWT participated in a private placement with NWM Mining Corporation (“NWM”). In this transaction, NWT subscribed to 7,500,000 common share units for total proceeds of $450,000. The price per unit was $0.06, with each unit consisting of one common share and one common share warrant. NWM is commissioning a SART (Sulphidation Acidification Recycling Thickening) plant and ADR circuit at the past producing Lluvia de Oro gold mine.

NWM has assembled by option, purchase agreement and staking, a ground package totaling 5,074.52 hectares in the area around and to the west of the mine. This claim area covers 2 known gold ore bodies that are separated by 3.5 km. NWM has combined two mineral properties; the past producing Lluvia de Oro gold mine and La Jojoba gold resource, and has secured exploration rights to the surrounding ground with a view to developing a district level gold project.

Subsequent to this transaction, NWT sold its drill at Ungava Bay for $300,000 to NWM.

OVERALL PERFORMANCE

The Company is concentrating on the Vietnamese resource sector and has held several meetings with officials from the provincial committees as well as state departments responsible for the mining industry. Additionally, during September 2009, NWT was invited to join in several meetings held by a delegation of Vietnamese officials, led by the Deputy Prime Minister of Vietnam. These meetings resulted in further discussions about NWT’s interest in Vietnam. To date, no properties have been acquired, though several properties are targeted for potential acquisition, and further assessments are planned.

RESULTS OF OPERATIONS

The net loss before the provision for the recovery or payment of income tax from operations for the quarter ended September 30, 2009 was $4,270,075 ($0.03 per share) compared to a net loss of $1,116,108 for the three month period ending September 30 2008, an decrease in the net loss of $3,153,967. Of the $4,254,334 loss for the period, $3,595,943 was attributed to non-recurring losses attributed to the loss on disposition of properties, write off of deferred exploration expenditures, and loss on disposal of fixed assets.

Interests in Mineral Properties

Niger Uranium Limited

On June 4, 2007, NWT entered in to a Joint Venture Agreement with UraMin inc. (“UraMin”), an arm’s length party, which was subsequently acquired by Areva NC, to form a new corporation called Niger Uranium Limited to conduct an exploration program on a total of eight highly prospective uranium concessions in Niger.

On July 26, 2007, NWT and UraMin announced that they had completed the Joint Venture Agreement by forming Niger Uranium. Furthermore, NWT and UraMin contributed a total of eight uranium concessions to Niger Uranium SA, a wholly-owned subsidiary of Niger Uranium.

On August 1, 2007, Niger Uranium completed a private placement to raise gross proceeds of US$19 million ($20,244,500, 9,515,000 UK pound sterling), with Haywood Securities (UK) Ltd. as agent. In the financing, Niger Uranium issued 19,090,000 shares at a price of 0.50 UK pound sterling per share. Cash commission of 6% was paid on gross proceeds together with 1,145,400 broker warrants, each entitling the holder to acquire shares of Niger Uranium at a price of 0.50 UK pound sterling per share for a period of two years. On closing, the private placees held a total of 23% of Niger Uranium consisting of 19,090,000 shares. NWT maintained a 38.5% interest consisting of 31,955,000 shares. UraMin’s 38.5% equity stake, which consisted of 31,955,000 shares, was distributed to its shareholders due to the purchase of UraMin by Areva NC. Niger Uranium had issued a total of 83,000,000 shares as of December 31, 2007.

On March 20, 2008, Niger Uranium agreed to acquire up to 27,680,000 shares of Kalahari Minerals PLC (“Kalahari”), an AIM-listed corporation with assets in Namibia, which would represent 17.5% of Kalahari, upon completion of a Kalahari private placement. The purchase price was 12,400,000 UK pounds sterling ($24.96 million), satisfied through a cash payment of 7,470,000 UK pounds sterling ($15 million) from Niger Uranium's existing cash balances, and the issuance of 17,000,000 Niger Uranium shares from treasury.

On April 21, 2008, Niger Uranium agreed to acquire up to 8,842,000 shares of UrAmerica, a private company with uranium exploration prospects in Argentina, Paraguay and Columbia, which would represent 33.58% of UrAmerica upon completion. The purchase price was US$11.5 million ($12,195,750), satisfied through a cash payment of US$2.5 million ($2,651,250) and an initial issuance of 4,664,306 shares of Niger Uranium, which resulted in ownership of 4,421,000 shares of UrAmerica. The purchase of the remaining 4,421,000 shares of UrAmerica was related to warrants which could be exercised within a two year period at an estimated cost of US$7.2 million ($7,635,600).

NWT’s holdings represent 33.8% of Niger Uranium’s 116,925,684 outstanding shares.

Exploration Update

On November 12, 2008, Niger Uranium announced that a 1600 point radon and geochemical survey commenced on the 100% owned Irhazer license area. It was stated that Niger Uranium believed that radon detection coupled with conventional geochemistry and geological interpretation were the best means of detecting a potential ‘buried’ deposit, which may be obscured due to the presence of a cover of younger sediments in the area. Niger Uranium further announced that it had recruited specialist radon detection consultants, Stratamodel Inc., to carry out the radon survey that the field teams commenced on the 10th of November, 2008. Drilling was planned to commence within 8 weeks of completion of the survey.

On 2nd December 2008, Niger announced that fieldwork was underway at the Henkries project in South Africa, with the objective of the work program being preparation for a pre-feasibility Study scheduled to commence in the third quarter of 2009. The Company planned 500 meters of core drilling along 3 lines across the deposit at Henkries Central to commence mid-January 2009.

On 6th May 2009, Niger Uranium announced further encouraging drilling results at its Henkries Central deposit, with individual sample assays up to 5.14 kilograms per tonne U3O8 as well as indications of a new and deeper mineralised zone. The Company had also has received promising initial results from the Henkries North exploration target.

With the anticipated improvement in security in Niger’s Uranium producing districts, Niger Uranium announced on 27th May 2009 that it expected to resume its exploration programme in October 2009. This would allow the Company to test the numerous targets defined by the radon and geochemical survey carried out in late 2008. As previously announced on 28 August 2008, Niger Uranium has a JORC compliant resource of 4.39 million lbs U3O8 at the In Gall target and currently holds eight prospecting licences in Niger, covering a total area of 6,773 square kilometres.

See note (b) and (c) to Subsequent Events below

Mexico - Picachos property

Under the terms of the Yamana Option Agreement, to earn a 70% interest, NWT had to incur US$3,000,000 in exploration expenditures over the three year period ended December 22, 2009, pay US$400,000 in cash installments, including US$100,000 on the signing of the Yamana Option Agreement and the issuance of 1,000,000 common shares of NWT over a three-year period. On December 6, 2007, 200,000 common shares (valued at $114,000) were issued and US$100,000 was paid to Yamana to comply with the terms of the Yamana Option Agreement.

During 2008, Yamana and Seafield Resources Ltd. (“Seafield”) entered into an agreement whereby the Yamana Option Agreement was assigned by Yamana to Seafield, notwithstanding the cash payment and share issuance requirements to Yamana.

NWT was to act as operator of the project.

During 2008, a total of $282,695 in exploration expenditures were incurred on the property. NWT and Seafield have come to an agreement whereby the exploration expenditure requirement was extended to June 30, 2009 for the remainder of 2008 work costs.

NWT and Yamana entered into an agreement whereby the cash payment and share issuance requirements had been extended to June 30, 2009. Prior to expiration of this agreement, the deadline was extended further to July 18, 2009.

On July 18th, 2009, an extension granted on the option agreement with Seafield Resources Ltd. and the Company for the Picachos Project, Mexico lapsed. NWT believes that the work program requirements under the agreement were excessive in light of current economic conditions The Company did not complete sufficient exploration expenditures on the property to maintain the option agreement. As a result, the Company has written off the mineral property and deferred exploration costs during the period ended September 30, 2009. There were no other conditions to terminate the agreement.

Azimut Exploration

On July 9th 2009, NWT entered a termination agreement on its option agreements for North Rae and Daniel Lake with Azimut Exploration. In accordance with the terms of the termination agreement, 1,800,000 shares in the Capital stock of Azimut Exploration were delivered to NWT on July 27th, 2009, giving NWT a 9.4% interest in Azimut Exploration at the time. NWT feels this is a positive transaction as it gives it one of the largest interests in the common shares of Azimut Exploration, one of the largest claims holder in Quebec with a diverse portfolio of properties. NWT will thus avoid an intensive and expensive work program on the properties, at the same time sharing in the upside of the properties as well as others held by Azimut.

Canada - North Rae property

On March 2, 2006, the Company signed a Letter of Intent to acquire a controlling interest in a uranium project located in the Ungava Bay region of northern Quebec, Canada from Azimut Exploration Inc. (“Azimut”). The North Rae Uranium Project consists of three blocks representing 668 claims with a total area of 298.9 square kilometres or 73,835 acres (29,880 hectares).

The Company entered into an option agreement with Azimut in respect of the property on January 9, 2007. In addition, on January 24, 2007, the Company and Azimut entered into the Daniel Lake Option Agreement, the property referred to below, following the North Rae property.

Under the terms of the North Rae agreement, the Company could earn an initial 50% in the North Rae property by incurring $2.9 million in work expenditures, paying $210,000 cash (of which, $80,000 has been paid to date) and the issuance of 150,000 common shares of NWT (issued and valued at $134,500) over the next five years. NWT can subsequently increase its interest to 65% by making cash payments totaling $100,000, issuing an additional 100,000 common shares of NWT, incurring $1.0 million ($200,000/year) in work expenditures over the next five years and delivering a bankable feasibility study. Azimut would retain a 2% yellow cake royalty. The Company is the operator of the project.

On July 7, 2008, Azimut and NWT entered into an agreement to terminate each of the option agreements (the “Termination Agreement”). The termination of the option agreements was conditional upon Azimut making a cash payment within 90 days of the Termination Agreement to NWT of $4,000,000, which Azimut planned to finance by way of an equity financing, as well as issuing 1,100,000 common shares of Azimut to NWT. The shares to be issued to NWT would be subject to a one-year contractual hold period commencing on the date of issuance. In the event that Azimut was unable to satisfy these conditions, the Termination Agreement was to be of no further force or effect and the current option agreements would remain in force. All of the exploration expenditures incurred by Azimut during the period following July 7, 2008, were to be attributable to NWT as earned-in exploration costs, though incurred by Azimut. The share issuance and the termination of the option agreements were conditional on the receipt of approval of the TSX Venture Exchange.

On November 7, 2008, the Company agreed to extend to December 31, 2008 the closing date for completing the transaction contemplated in the Termination Agreement. The Termination Agreement expired on December 31, 2008 as Azimut did not fulfill its obligations as of that date.

NWT Uranium incurred $967,855 in exploration expenditures on the property during 2006, $2,364,812 during 2007 and $232,189 during 2008. As part of the Termination Agreement, exploration expenditures of $1,135,337 were also deemed to be incurred by NWT for 2008 for the purposes of the earn-in under the terms of the North Rae option agreement. These exploration expenditures were conducted and paid for by Azimut. These were expenditures budgeted to be incurred by NWT Uranium for 2008 exploration. However, as part of the negotiations with Azimut in regards to the termination agreement, Azimut would take responsibility to incur these expenditures for 2008. In case the transaction did not close, the money sepnt by Azimut would be credited towards NWT’s earn-in. NWT has fulfilled all of its obligations of cash payments and share issuances to Azimut according to the North Rae option agreement.

Exploration Results

As operator of the project, the Company completed a lake-bottom sediment survey and bedrock rock chip sampling. The results confirmed the presence of uranium as indicated in the Government of Quebec previous findings. Also, an airborne survey completed in the fall of 2006 identified numerous anomalies. Crews completed their initial ground evaluation and ranking of the property’s 14 top-priority anomalies, selecting three large radioactive targets for trenching. Ongoing work further refined targets for drilling which commenced in the third half of 2007.

The Company completed eight diamond drill holes at the North Rae Uranium Project, covering 1,843 feet (562 meters) and tested three targets: Tasialuk, Tasik and Jonas. A total of 446 samples, representing 750.3 feet (228.7 meters) of core, were collected and submitted for analysis. The mineralization intercepted during drilling is related to pegmatite dykes.

See section below entitled “Combined Ungava Region (Daniel Lake & North Rae) Region property results for 2008” for further description and exploration results on the combined properties.

Canada - Daniel Lake property

On January 24, 2007, the Company entered into a definitive option agreement (“Daniel Lake Option Agreement”) with Azimut to expand its uranium project in the Ungava Bay region of northern Quebec. Under the terms of the Daniel Lake Option Agreement, NWT may acquire a controlling interest in a third property that is contiguous with the North Rae Uranium Project discussed above. This new property, the Daniel Lake Uranium Project, consists of an additional two blocks representing 862 claims with a total area of 390.3 km2 or 96,445 acres (39,030 hectares).

Under the terms of the Daniel Lake Option Agreement, NWT will pay $230,000 in cash installments over a four-year period and issue 200,000 common shares of NWT (100,000 common shares issued and valued at $37,500 upon signing the Daniel Lake Option Agreement and 100,000 shares issued on the first anniversary thereof). An initial payment of $50,000 was due within 15 days of the Daniel Lake Option Agreement (which amount has been paid) and $30,000 was payable and paid upon the first anniversary thereof. NWT is required to spend a total of $2.6 million in exploration expenditures on the property in tranches over five years, of which the Company had committed to incur expenditures of $300,000 during the first year of the Daniel Lake Option Agreement (of which, $227,000 was incurred in fiscal 2007) to earn an initial 50% interest in the project from Azimut, at which stage Azimut would retain a 2% yellow cake royalty. Shares are to be issued in two stages with 100,000 common shares to be issued upon the first anniversary of the Daniel Lake Option Agreement (subject, in each case, to TSX Venture Exchange approval). NWT can subsequently increase its ownership to 65% by issuing an additional 100,000 common shares and paying an additional $150,000 in cash over an additional five years. To earn its 65% interest, NWT must also incur a minimum additional $1.0 million in exploration expenditures over five years and produce a bankable feasibility study during the five-year period, subject to extension in certain circumstances. In the event NWT does not elect to increase its interest in the property up to 65% once it has fully exercised its 50% option, it is required to pay Azimut a final cash payment of $100,000.

On January 11, 2008, 100,000 common shares of NWT valued at $37,500 were issued to Azimut to comply with the terms of the Daniel Lake Option Agreement.

The Daniel Lake property is part of the Termination Agreement referred to above in the North Rae Property description.

Exploration Update

As the operator at the time, NWT commenced exploration activities on Daniel Lake in June 2007 including airborne geophysics and reconnaissance prospecting. A total of 15 rock grab samples were collected from two main 1,640-foot (500-meter) long anomalous areas that were identified using preliminary data from a 2007 airborne survey conducted by Geo Data Solutions Inc. (GDS). Of the 15 samples, five returned values above 0.02% uranium with a maximum value of 0.65% uranium. The anomalous pegmatite dykes have been followed over a length of 800 meters. Final results from the GDS airborne survey confirm that the Daniel Lake Uranium Project has similar geophysical characteristics and uranium potential as the adjoining North Rae property.

NWT Uranium incurred $404,590 in expenditures during 2007 and $142,296 during 2008. As part of the Termination Agreement, exploration expenditures of $423,185 were deemed to be incurred by NWT for 2008 for the purposes of the earn-in under the terms of the Daniel Lake Option Agreement. These exploration expenditures for 2008 were conducted and paid for by Azimut. NWT has fulfilled all of its obligations of cash payments and share issuances to Azimut according to the agreement.

Combined Ungava Region (Daniel Lake & North Rae) Region property results for 2008

The North Rae and Daniel Lake properties consist of a total of 2,825 claims covering 1,267 km2. After preliminary exploration of the lake sediment anomalies was completed in 2006, the 2007 field program has used the 2006 airborne magnetic and radiometric survey and lead to the discovery of 9 mineralized areas (Amitujaq, Aqpiq, Cirrus, Ilaluga, Jonaz, Puqila, Tasialuk, Tasiq, Torrent). Each mineralized zone has returned clusters of grab samples with +0,1%U308. Three of these zones were tested by drilling with a total metrage of 560 m, mostly on Tasialuk and Tasik zones, and a short hole (44,7m) on Jonaz. The highest value obtained was 752 ppm U3O8/1m.

In 2008, Azimut operated and funded the exploration program in accordance with the Termination Agreement, with total expenses of approximately $1,550,000. Summer fieldwork was conducted by IOS Services Géoscientifiques Inc. of Saguenay, Quebec and results are pending.

The exploration program consisted of additional reconnaissance of the 2007 airborne radiometric anomalies. A total of 1,355 grab samples were collected, mapping of mineralized zones (Jonas, Aqpiq, Cirrus and Puqila zones), with new airborne survey program on the North Rae property that almost completed the property’s coverage and shows new anomalous areas still to be explored. According to Azimut, the drilling program planned for 2008 (12 holes totalling 320 m) had to be stopped due to repeated mechanical breakdowns of the rig. At Puqila, two incomplete holes delivered results of 270 ppm U3O8 over 5.2 m from 0.65 m to 5.85 m (total of 13.9 m drilled in hole DDH-08-01) and 70 ppm U3O8 over 9.2 m starting from surface (23.7 m drilled in hole DDH-08-02).

All rock samples were assayed at the Saskatchewan Research Council Laboratory in Saskatoon, an ISO-IEC 17025 accredited facility.

The potential for uranium ore body on the North Rae and Daniel Lake properties is also emphasised by the current exploration program performed by Areva SA on its nearby Cage property, with the 2006 program report now available on the Le ministère des Ressources naturelles et de la Faune (MRNF – Quebec mines ministry) web site.

As reported by Azimut, results further confirm the large-scale uranium mineralized system discovered in 2006 on these two properties covering a 50 x 60 km area. To date, 12 mineralized zones have been outlined at surface with a cumulative length of 17 km and grades up to 3.3% U3O8. These zones show an excellent spatial correlation with uranium anomalies identified during airborne surveys covering the two properties. Azimut believes that the overall uranium potential of the region is well represented by the airborne uranium footprint. Many such targets have yet to be field-tested. Results obtained concurrently by AREVA on their Cage project independently validate the uranium potential of this 80 x 200 km region. See Note (a) to Subsequent Events below

NWM Mining Corporation

On 29th September, 2009, NWT participated in a private placement financing for NWM Mining Corp (“NWM”). The transaction involved subscribing to 7,500,000 common share units for total proceeds of $450,000; price per unit was $0.06, with each unit consisting of one common share and common share warrant. NWM is commissioning a SART (Sulphidation Acidification Recycling Thickening) plant and ADR circuit at the past producing Lluvia de Oro gold mine. NWM has assembled by option, purchase agreement and staking, a ground package totaling 5,074.52 hectares in the area around and to the west of the mine. This claim area covers 2 known gold ore bodies that are separated by 3.5 km. NWM has combined two mineral properties; the past producing Lluvia de Oro gold mine and La Jojoba gold resource, and has secured exploration rights to the surrounding ground with a view to developing a district level gold project.

Subsequent to this transaction, NWT sold its drill at Ungava Bay for $300,000 to NWM.

Lluvia-Jojoba Project

The Lluvia-Jojoba project consists of 2 gold ore bodies with total combined claim area of 5,075 Ha. The property has been a past producing gold mine & has a refurbished plant onsite. Copper recovery plant (SART circuit) will provide economic credit for copper, materially improve project economics and reduce the environmental footprint of operations.

Lluvia de Oro Gold Mine

After several years of pursuing mining claims at the Lluvia de Oro gold mine, and after securing operating access to and purchase rights for those claims, NWM Mining Corporation ("NWM") is now starting commercial production at the mine. This will establish NWM as a gold and copper producer and will provide a cash flow for developing the Company’s projects in Mexico.

La Jojoba Gold Resource

The La Jojoba property is comprised of 4 claims totaling 528.9 hectares. At a cutoff grade of .3 (g/t) an NI 43-101 measured and indicated resource on the northeast zone contains some 218,808 oz. of gold. The La Jojoba property is located 3.5 km west of the Lluvia de Oro mine. NWM has staked the ground around and between La Jojoba and Lluvia de Oro, and has mineral rights in the area totaling some 5,075 hectares.

Sierra Pinta Gold Mine

The Sierra Pinta gold mine was developed on two shafts (Dolores shaft / La Pinta shaft). The shafts were sunk along narrow, high-grade, gold bearing veins. The property titled by NWM includes the past producing underground gold mines and surrounding areas. NWM has a combined total ground holding of some 2,715 hectares. This property is located approximately 25 km from La Herradura gold mine which is Mexico’s largest producing gold mine and is a joint venture between Industriales Penoles and Newmont Mining Corp (NYSE: NEM). The ‘Penmont joint venture’ has been responsible for the discovery of two new ore bodies in recent years, dipolos and soledad, and these deposits are also now being progressed toward production.

PII Colorado Exploration Project

In 2005, following the recommendations set forth by S. Sears (43-101 Report, October, 2004), NWM embarked on an exploration program consisting of detailed geological mapping, soil and rock geochemistry, ground geophysics and the initiation of a 3,000 metre diamond drill program.

SUMMARY OF QUARTERLY RESULTS

	2009
	September 30	June 30	March 31
	$	$	$
Net Income/(loss) for the period	(4,270,075)	(636,395)	(785,984)
Net Income/(loss) per share	(0.03)	(0.01)	(0.01)
Total assets	32,154,485	32,618,565	30,147,254
Shareholders' equity	25,875,328	27,351,739	25,697,558

	2008
	December 31	September 30	June 30	March 31
	$	$	$	$
Net Income/(loss) for the period	(273,785)	1,116,108	(466,745)	(460,575)
Net Income/(loss) per share *	0.00	(0.01)	0.00	0.00
Total assets	18,120,248	31,524,794	35,123,372	35,637,746
Shareholders' equity	17,284,107	30,102,734	31,328,737	31,689,330

	2007
	December 31	September 30	June 30	March 31
	$	$	$	$
Net Income/(loss) for the period	(1,363,535)	12,786,379	692,315	(369,675)
Net Income/(loss) per share *	(0.01)	0.12	0.01	0.00
Total assets	36,341,783	38,588,259	20,413,196	19,159,964
Shareholders' equity	32,047,669	33,228,269	20,284,495	18,868,983

	2006
	December 31	September 30
	$	$
Net Income/(loss) for the period	(379,486)	(305,579)
Net Income/(loss) per share *	(0.01)	0.00
Total assets	19,490,706	19,776,443
Shareholders' equity	19,107,340	19,139,442

* Loss per share remains the same on a fully diluted basis

The net loss for the 3rd quarter ended September 30, 2009, includes $2,251,185 deferred exploration expenditure write off associated with the Mexico properties, $1,192,250 on the loss on disposition of the Quebec properties, and $152,508 on the loss on disposition of fixed assets.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2009, the Company had cash and short-term investments of $5,305,346, and working capital of $7,160,502 (September 30, 2008 - $8,520,884 and $8,349,787, respectively).

During the quarter ended September 30, 2009, the Company’s cash position, including short-term investments, decreased by $1,161,449 due to the purchase of shares and warrants in NWM and loan to a related party. The Company’s cash position relating to its operating activities decreased by $448,102,

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

For the three and nine months ended September 30, 2009, the Company incurred $100,593 and $297,749 respectively (three and nine months ended September 30, 2008 - $161,581 and $401,505 respectively) for consulting and directors' fees rendered by directors and officers of the Company. The entire amount has been expensed in the statements of operations.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The amounts due to related parties are unsecured, non-interest bearing and repayable on demand.

OUTSTANDING SHARE DATA

As of the date of this report, NWT has an unlimited number of common shares authorized for issuance, with 126,131,342 common shares issued and outstanding. As of September 30, 2009, the Company has 10,300,000 options outstanding, of which 10,225,000 have vested and are exercisable.

SUBSEQUENT EVENTS

(a)	Azimut Exploration

On the 5th November 2009, Azimut reported positive results following a summer 2009 exploration program on its North Rae and Daniel Lake properties in the Ungava Bay region of Nunavik, Quebec. Channel sampling on six (6) of the twelve (12) known uranium-mineralized outcrop zones includes the following results:

0.11% U3O8 (2.55 lbs/t) over 20.0 m (Jonas Zone)
0.16% U3O8 (3.52 lbs/t) over 8.0 m (Jonas Zone)
0.22% U3O8 (4.77 lbs/t) over 8.5 m (Aqpiq Zone)
0.16% U3O8 (3.62 lbs/t) over 6.0 m (Aqpiq Zone)

Channel sample results indicate reasonable grade continuity and the presence of lateral extensions for several of the mineralized zones investigated during this program. Channel lengths were often limited by outcrop dimensions, so many mineralized intervals reported in this press release remain open. The true widths of the sampled sections are generally difficult to assess due to the shallow dips of the pegmatite, but, where observed, there are at least metric to multi-metric measurements.

(b)	Niger Uranium Limited – Henkries transaction

In accordance with the terms of the escrow agreement with Conyers Dill & Pearman, if the Minister’s Consent is not received by the original date as set out in the SPA, or by the extended date as set out in the amendment to the SPA dated 19 March 2009 or if the transaction is unable to complete in accordance with the terms of the SPA, the cash consideration shall be repaid to Niger Uranium and the Consideration Shares shall be sold on the open market through the Company’s broker with the proceeds returned to Niger Uranium.

As this approval had not been received, the Board of Niger Uranium decided not to extend further the long-stop date. Accordingly, the SPA lapses in terms of clause 9.3 and is of no force and effect and no party has any rights or any claims against the other of them arising from such failure of the acquisition to complete.

The Company agreed on 7 October 2009 with the vendors of URU Henkries that as the Minister’s Consent had not been received within the allowed time period, the acquisition shall be terminated in accordance with the terms of the SPA. Accordingly, the Board is in the process of instructing the escrow agent to return the cash consideration of US$1.75 million to Niger Uranium and will provide further instructions in respect of the Consideration Shares in due course. The Company’s issued share capital remains unaltered at 117,504,300 ordinary shares.

(c)	Niger Uranium Limited – Kalahari Minerals PLC dividend in specie

On 29th October 2009, Niger Uranium announced that the Company proposed a conditional dividend in specie of substantially its entire stake in Kalahari Minerals PLC. The proposed Special Dividend constitutes a fundamental change of business for the Company which, under Rule 15 of the AIM Rules for Companies, requires Shareholder approval.

The dividend in specie was voted on by the shareholders at a shareholders meeting held on November 24, 2009, and the resolution for the dividend in specie was not approved by majority vote, therefore the will be no dividend in specie distributed to the shareholders of Niger Uranium.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value.

CHANGE IN ACCOUNTING POLICIES

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments - Disclosures (Handbook Section 3862), and Financial Instruments - Presentation (Handbook Section 3863). These new standards became effective for the Company on January 1, 2008.

Capital Disclosures
Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook section below.

Capital Management
The Company’s objective when managing capital is to maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties.

The Company considers its capital to be equity, which is comprised of common shares, warrants, contributed surplus, accumulated other comprehensive (loss) income and accumulated deficit which, as at September 30, 2009, was $25,859,587 (December 31, 2008 - $17,284,107).

The Company manages its capital structure in a manner that provides sufficient funding for acquisition, exploration and development of mineral properties. Funds are primarily secured through equity capital raised by way of private placements. There can be no assurances that the Company will be able to continue raising equity capital in this manner.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term guaranteed deposits, all held with major Canadian financial institutions.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the quarter ended September 30, 2009. The Company is not subject to externally imposed capital requirements.

Financial Instruments
Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook section below.

Financial Risk Factors
The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Financial risk
The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit risk
Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, short term investments and amounts receivable. Cash and short term investments consist of cash, money market investments and guaranteed investment certificates, which have been invested with reputable financial institutions. Financial instruments included in amounts receivable consist of deposits held with service providers. Amounts receivable are in good standing as of December 31, 2008. Management believes that the credit risk concentration with respect to financial instruments included in cash, short term investments and amounts receivable is minimal.

Liquidity risk
Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2009, the Company had a cash and cash equivalents balance of $5,305,346 (December 31, 2008 - $7,487,226) to settle current liabilities of $237,795 (December 31, 2008 - $413,722). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk
(i) Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short term guaranteed investment certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks.

(ii) Foreign currency risk
Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using cash flow forecasting. The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company funds certain operations and exploration costs in Mexico on a cash call basis. The Company maintains Mexican peso and U.S. dollar bank accounts in Mexico. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

(iii) Price risk
The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of uranium, individual equity movements and the stock market in general to determine the appropriate course of action to be taken by the Company.

Fair Value
The Company has classified, for accounting purposes, its cash and short term investments as held-for-trading, which are measured at fair value. Amounts receivable are classified for accounting purposes as loans and receivables, which are measured at amortized cost which is approximately equivalent to fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost which is also approximately equivalent to fair value.

Sensitivity analysis
Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a nine month period. The sensitivity analysis shown inthe notes below may differ materially from actual results.

(i) The Company is exposed to foreign currency risk on fluctuations of financial instruments related to cash and cash equivalents and accounts payable and accrued liabilities that are denominated in Mexican Pesos and United States dollars. As at September 30, 2009, had the Mexican Peso and US dollar varied by 5% against the Canadian dollar with all other variables held constant, the Company’s reported net income for the nine months ended September 30, 2009 would have varied by approximately $41,800. Similarly, as at September 30, 2009, the Company's reported shareholders' equity would have varied by approximately $41,800 as a result of a 5% change in the Mexican Peso and US dollar.

(ii) Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of uranium. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of uranium may be produced in the future, a profitable market will exist for them. As of September 30, 2009, the Company was not a producer of uranium. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

(iii) The Company's long term investment in Niger Uranium Limited, a public company, is sensitive to a plus or minus 20% change in equity prices which would affect comprehensive income (loss) by approximately $4,893,800.

Amendments to Section 1400 – General Standards of Financial Statement Presentation
In June 2007, the CICA amended Handbook Section 1400, "General Standards of Financial Statement Presentation", to include additional requirements to assess and disclose an entity’s ability to continue as a going concern. The amendments to section 1400 are effective for interim and annual reporting periods beginning on or after January 1, 2008. The adoption of this standard had no current impact on the Company's operating results or financial position.

International Financial Reporting Standards (“IFRS”)
In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008, the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company is currently assessing the impact of IFRS on its consolidated financial statements.

Goodwill and Intangible Assets
In February 2008, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company is currently assessing the impact of this new accounting standard on its consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests
The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations" ("Section 1582"), Section 1601, "Consolidated Financial Statements" ("Section 1601") and Section 1602, "Non-Controlling interests" ("Section 1602"). These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace Section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - "Consolidated and Separate Financial Statements".

The Company is in the process of evaluating the requirements of the new standards.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
In January 2009, the CICA approved EIC 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 20, 2009.

The Company is currently evaluating the effects of adopting this standard.

FINANCIAL INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, commodity risk and currency risk.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining a system of controls and procedures over the public disclosure of financial and non-financial information regarding the Company. Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the integrity and reliability of the Company’s financial information and the preparation of its financial statements in accordance with Canadian generally accepted accounting principles. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and its preparation and external disclosure. The Company has a Disclosure Policy and a Disclosure Committee in place to mitigate risks associated with disclosure of inaccurate or incomplete information.

As required by Multilateral Instrument 52-109, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures and internal control over financial reporting was conducted prior to the date of the report under the supervision of management, including the CEO and the CFO. Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were operating effectively.

UNCERTAINTIES AND RISK FACTORS

The mining business is inherently risky in nature. Exploration activities rely on professional judgments and statistically based tests and calculations and often yield few rewarding results. Mineral properties are often non-productive for reasons that cannot be anticipated in advance and operations may be subject to risks including labour disputes, environmental hazards, safety issues, geological issues, weather conditions, and changing regulatory requirements as examples. The Company is subject to competitive risk as its ability to finance its activities and generate profitable operations or proceeds from disposal of assets are subject to the world price for the precious metals and the economic forces that influence capital markets. As a result the securities of the Company must be considered speculative. A prospective investor in the Company should carefully consider the following factors:

Liquidity Concerns and Future Financings
The Company will require significant capital and operating expenditures in connection with the development of its properties. There can be no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile markets may make it difficult or impossible for the Company to obtain equity financing or debt financing on favourable terms, if at all. Failure to obtain additional financing on a timely basis may cause the Company to postpone or slow down its development plans, forfeit rights in some or all of its properties or reduce or terminate some or all of its activities.

No Revenues
To date, the Company has recorded no revenues from exploration operations and the Company has not commenced commercial production or development on any property. There can be no assurance that significant losses will not occur in the near future or that the Company will be profitable in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years in relation to the engagement of consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company’s properties. The Company expects to continue to incur losses for the foreseeable future. The development of the Company’s properties will require the commitment of substantial resources to conduct time-consuming exploration. There can be no assurance that the Company will generate any revenues or achieve profitability.

Regulations and Mining Law
Mining operations and exploration activities are subject to extensive local and overseas’ laws and regulations governing exploration, development, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of planning, designing, developing, constructing, operating and closing mines and other facilities. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with or would postpone the development and operation of a mine or mines.

Share Price Fluctuations
The market price of securities of many companies, particularly exploration stage companies, experience wide fluctuations in price that are not necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in the Company’s share price will not occur.

Environmental Factors
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or result in substantial costs and liabilities in the future.

Permits and Licences
The operations of the Company may require licences and permits from various governmental authorities. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions. There can be no assurance that the Company will be able to obtain all necessary licences and permits that may be required to carry out exploration, development and mining operations at its projects.

Title to Assets
Although the Company believes that it holds valid title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned.

Governmental Regulation
Exploration, development and mining of the properties will be affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law; (iii) restrictions on production; price controls; and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are required in connection with the exploration activities proposed for the properties. To the extent such approvals are required and not obtained, the Company’s planned exploration, development and production activities may be delayed, curtailed, or cancelled entirely.

Failure to comply with applicable laws, regulations and requirements may result in enforcement action against the Company, including orders calling for the curtailment or termination of operations on the properties, or calling for corrective or remedial measures requiring considerable capital investment. Parties engaged in mineral exploration and mining activities may be subject to civil and criminal liability as a result of failure to comply with applicable laws and regulations.

Amendments to current laws, regulations and permitting requirements affecting mineral exploration and mining activities could have a material adverse impact on the Company’s operations and prospects.

Exploration and Development
Exploration for uranium and other minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. There can be no assurance that exploration efforts will result in the discovery of mineralisation or that any mineralisation discovered will result in the definition reserves. If reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. No assurance can be given that exploration programs will result in the definition of reserves or that reserves may be economically mined.

The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors, which are beyond the control of the Company.

All exploration and development evaluation expenditures incurred by the Company prior to establishing that a property has economically recoverable reserves are capitalized.

Operating Hazards and Risks
Mineral exploration and development involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The work that the Company proposes to undertake will be subject to all the hazards and risks normally incidental to such activities, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Although the Company has secured liability insurance and property insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

No Dividends
The Company has not paid any dividends on its outstanding common shares. Any decision to pay dividends on its shares in the future will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the board of directors of the Company may consider appropriate in the circumstances.

Dependence on Key Employees
The Company’s future growth and its ability to develop depend, to a significant extent, on its ability to attract and retain highly qualified personnel. The Company is highly dependent on the principal members of its senior management group and the loss of their services might impede the Company’s business strategy and growth.

Conflicts Of Interest
Certain of the Company’s directors and officers serve or may agree to serve as directors or officers of other reporting companies or may have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.

Competition
The mineral industry is intensely competitive in all its phases. NWT Uranium competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

November, 25 2009.
On behalf of the Board of Directors
Toronto, Ontario